Filed by CP&L Energy, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                   Subject Company: Florida Progress Corporation
                                                   Commission File No. 333-40836

On August 16, 2000, CP&L Energy, Inc. issued the following press release and posted it on its web site.

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CP&L Shareholders Approve
Acquisition of Florida Progress                                     Aug 16, 2000

RALEIGH, N.C. (August 16, 2000) - CP&L Energy's (CP&L) [NYSE: CPL] shareholders today approved the company's pending acquisition of Florida Progress Corporation
(FPC) [NYSE: FPC] at a Special Shareholders Meeting in Raleigh, N.C. 98% of shareholders who cast ballots voted in favor of the acquisition, which will create one of the nation's 10 largest energy companies based on a generating capacity of more than 19,000 megawatts. The new company will have a powerful presence in the Southeastern electric and natural gas markets with more than 2.8 million customers.
"Once this acquisition closes, we will have size, capacity, assets and a customer base to put CP&L in a position to effectively compete in any business environment," said William Cavanaugh, chairman, president and CEO of CP&L Energy. "We intend to strengthen those customer relationships and utilize our generation assets to go after a larger share of the region's fast-growing wholesale energy market." "Today is another important step toward completing the combination of these two outstanding companies on schedule this fall," said Richard Korpan, chairman, president and CEO of Florida Progress. "We are creating a powerful new company poised for success in the rapidly changing marketplace." CP&L and Florida Progress announced a share exchange agreement on August 23, 1999; the agreement was amended March 6, 2000. The acquisition still must be approved by FPC shareholders, the North Carolina Utilities Commission
(NCUC) and the Securities and Exchange Commission (SEC). FPC shareholders vote tomorrow at a Special Shareholders Meeting in St. Petersburg, FL and the NCUC is expected to issue an order approving the combination soon. The acquisition is expected to close in the fall.
As previously announced, William Cavanaugh will lead the new company as its chairman, president and chief executive officer. CP&L Energy will be organized into five primary business units: Energy Supply, Energy Delivery, Florida Power, Gas & Energy Services and Energy Ventures. In addition, a Service Company has been formed to support the combined company. CP&L Energy, the temporary name for the new holding company, will be re-named at closing.
About Florida Progress
Florida Progress is a FORTUNE 500 diversified electric utility holding company based in St. Petersburg, Florida. Its principal subsidiary is Florida Power, one of the nation's leading electric utilities committed to serving its 1.4 million customers in Florida with competitively priced energy, excellent reliability, and outstanding customer service. Diversified operations include rail services, marine operations, and coal mining and synthetic fuel production. Additional information about Florida Progress can be found at http://www.fpc.com.
About CP&L Energy
Headquartered in Raleigh, N.C., CP&L Energy, through its subsidiary Carolina Power & Light, provides electricity and energy services to 1.2 million customers in North Carolina and South Carolina and provides natural gas distribution and service, through its wholly owned subsidiary North Carolina Natural Gas (NCNG), to about 178,000 customers in eastern and southern North Carolina. The company owns and operates a system of 18 power plants in the Carolinas and Georgia. CP&L Energy's non-regulated operations include fiber optic assets and statusgo.com, two Internet-related services businesses, and Strategic Resource Solutions
(SRS), an integrated facility and energy management solutions company. Additional information on CP&L can be found at http://www.cplc.com.
This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Securities Exchange Act of 1934. The forward-looking statements are subject to various risks and uncertainties. Discussion of factors that could cause actual results to differ materially from management's projections, forecasts, estimates and expectations may include factors that are beyond the company's ability to control or estimate precisely. Factors include, but are not limited to, actions in the financial markets, actions of regulatory agencies, weather conditions, economic conditions in the company's service territories, fluctuations in energy-related commodity prices, conversion activity, other marketing efforts and other uncertainties. Other risk factors are detailed from time to time in the company's SEC reports.

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Contact: 24-hour media line 919-546-6189

[End of text of press release]

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In connection with the share exchange between CP&L Energy and Florida Progress,
CP&L Energy has filed with the Securities and Exchange Commission (the "SEC") a Registration Statement on Form S-4 and Florida Progress has filed with the SEC a definitive proxy statement each of which contains the definitive joint proxy statement/prospectus of CP&L Energy and Florida Progress. The definitive joint proxy statement/prospectus was first mailed on or about July 11, 2000 to shareholders of CP&L Energy and Florida Progress. We urge investors to read the definitive joint proxy statement/prospectus and any other relevant documents to be filed with the SEC because they contain important information. Investors will be able to obtain the documents free of charge at the SEC's web site, http://www.sec.gov. In addition, documents filed by CP&L Energy and Carolina Power & Light Company with the SEC can be obtained by contacting CP&L Energy at the following address and telephone number: Shareholder Relations, 411 Fayetteville Street, Raleigh, North Carolina 27601, telephone: (800) 662-7232. Documents filed with the SEC by Florida Progress can be obtained by contacting Florida Progress at the following address and telephone number: Investor Services, P. O. Box 14042 (CX1H), St. Petersburg, Florida 33733, telephone:
(800) 937-2640. Read the definitive joint proxy statement/prospectus carefully before making a decision concerning the share exchange.